HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2018 and 2017

ASSETS		2018	2017
Cash	$	136,456	136,459
Cash segregated under federal and other regulations		4,000	4,000
Securities owned:			
Money market funds		108,751	7,662
Mutual funds		195,729	213,087
Distribution fees receivable		81,240	92,421
Prepaid expenses		6,535	6,558
Equipment, net of accumulated depreciation of $16,862 and 15,683, respectively		5,443	6,622
Total assets	$	538,154	466,809

LIABILITIES AND STOCKHOLDERS' EQUITY		2018	2017
Liabilities:			
Accounts payable	$	141,529	65,411
Total liabilities		141,529	65,411
Stockholders' equity:			
Common stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding		1,000	1,000
Additional paid-in capital		299,000	299,000
Retained earnings		96,625	101,398
Total stockholders' equity		396,625	401,398
Total liabilities and stockholders' equity	$	538,154	466,809

The accompanying notes are an integral part of these financial statements.